J.CREW GROUP, INC.

770 Broadway

New York, New York 10003

March 2, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins

Re:	Comment Letter Dated February 22, 2012
J.Crew Group, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011 Filed March 21, 2011
Form 10-Q for the Fiscal Quarter Ended October 29, 2011 Filed December 1, 2011
Response dated February 3, 2012
File No. 001-32927

Dear Ms. Jenkins:

J.Crew Group, Inc. (the “Company”) is submitting this letter in response to comments contained in your letter dated February 22, 2012 relating to the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 21, 2011 and December 1, 2011, respectively. We have, for your convenience, reproduced the Staff’s comment, followed by the Company’s response, below.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 20

1.	We note in your response to comment one of our letter dated January 24, 2012 that you believed the combined presentation and supplemental disclosure provided investors and other readers with information that is at least as meaningful and useful as the inclusion of full pro forma financial statements. Please confirm to us that there are no significant differences between your current combined presentation and the full pro forma financial information that would reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

Securities and Exchange Commission	- 2 -	March 2, 2012

Following our receipt of the Staff’s comments, we had a telephone conversation with John Archfield of the Staff on February 27, 2012. As we discussed with Mr. Archfield, we are targeting filing our Annual Report on Form 10-K for fiscal 2011 during mid to late March 2012, which will reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X. In the Annual Report on Form 10-K and any other future filings that require disclosure of our fiscal 2011 results, we will reflect the combined predecessor and successor information on a pro forma basis as supplemental disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Such supplemental disclosure will compare our fiscal 2011 results reflecting all relevant pro forma adjustments to the other applicable period’s actual results.

If we had presented our quarterly results on a pro forma basis, giving effect to the acquisition as if it had occurred at the beginning of the fiscal year, the pro forma adjustments would have included the following:

•	Recognition of an additional five weeks of activity to reflect a full year of:

•	Amortization of intangible assets,

•	Depreciation of the step-up of property and equipment,

•	Sponsor monitoring fees, and

•	Amortization of favorable and unfavorable lease commitments.

•	Elimination of non-recurring charges related to the acquisition, including:

•	Acquisition related share-based compensation,

•	Transaction costs, and

•	Amortization of step-up in carrying value of inventory.

•	Recognition of an additional five weeks of interest expense to reflect the full year impact of outstanding indebtedness.

•	Recognition of a normalized effective tax rate.

The disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our previously filed Form 10-Q for the fiscal quarter ended October 29, 2011 included tabular presentations that highlighted the impact of each of the items listed above under the headings “Purchase Accounting & Transaction Impact” or “Purchase Accounting Impact” on the Company’s financial results since the acquisition date of March 7, 2011, with the exception of the effective tax rate, which was discussed in narrative form.

Although full pro forma financial statements were not presented in our most recent Form 10-Q, we believe that (i) with respect to non-recurring expenses, the tabular disclosures discussed

Securities and Exchange Commission	- 3 -	March 2, 2012

above provided a transparent representation of the impact of the acquisition and related transactions on our financial results and represent the same adjustments that would have been presented in a pro forma statement of operations, and (ii) with respect to the remaining pro forma adjustments, we do not believe the additional five weeks of activity are material.

* * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (212) 209-8040 or Keith F. Higgins of Ropes & Gray LLP at (617) 951-7386.

Sincerely,

/s/ James S. Scully

James S. Scully